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                                                                    Exhibit 4(j)

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA

                                      RIDER

                        GUARANTEED MINIMUM DEATH BENEFIT

RIDER ISSUE DATE                                                      09/01/2002

POLICY NUMBER                                                          9,000,000

This Rider is attached to and made part of this Policy.

If, during the term of this Rider, the Net Cash Surrender Value of the Policy to which it is attached is not sufficient to cover the monthly deductions, we will determine if the Minimum Guarantee Premium has been paid. If the Minimum Guarantee Premium has been paid while this Rider is in effect, the Policy will not go into the Grace Period as described in the Policy. If the Minimum Guarantee Premium has not been paid while this Rider is in effect, the Grace Period will begin.

To determine whether the Minimum Guarantee Premium has been paid, the sum of the premiums paid into the Policy less any partial withdrawals and outstanding loans must equal or exceed the Minimum Guarantee Premium.

At the end of the Death Benefit Guarantee Period provided under this Rider, the Net Cash Surrender Value may be insufficient to keep the Policy in force unless an additional payment is made at that time.

DEATH BENEFIT GUARANTEE PERIOD. The Death Benefit Guarantee Period is shown on page 3 of the Policy Schedule. The Death Benefit Guarantee Period begins on the Policy Date as shown on page 3 of the Policy Schedule.

COST. The cost of this Rider is $0.01 per $1,000 of Face Amount of the Policy to which this Rider is attached. This amount will be included in the monthly deductions for the Policy. The monthly deduction for this Rider will cease upon the termination of this Rider.

REINSTATEMENT. If this Rider was in force when the Policy lapsed, you may reinstate this Rider with the Policy. No payment of past premiums is required to reinstate this Rider. Additional premiums may be necessary so that the Minimum Guarantee Premium is paid.

TERMINATION. This Rider will terminate:

   1. upon written request;

   2. upon surrender or other termination of the Policy to which it is attached;

   3. at the expiry of the Death Benefit Guarantee Period.

Attached by the Company on the issue date of this Rider.

/s/ Gary D. McMahan
President


Form R1320